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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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June 10, 2013

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Nicholas P. Panos

Re:	Pan American Goldfields Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 31, 2013 by Vortex Capital Asset Management Ltd. et al. (“Vortex”)
File No. 000-23561

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated June 7, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Vortex and provide the following response on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached electronic copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.
We noticed that the disclosure on page three indicated plans to post the definitive proxy statement to a web site. Because this disclosure used the term “Important Notice,” the disclosure impliedly suggests the participants intend to rely on Rule 14a-16 to distribute the definitive proxy statement. In light of the time constraints on the availability of that rule, please confirm that the participants do not intend to rely on Rule 14a-16.

Vortex confirms that the Participants do not intend to rely on Rule 14a-16 to distribute the definitive proxy statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 10, 2013

Proposal One | Election of Directors

2.
Please revise the disclosure to modify or delete the statement that group membership alone results in shared beneficial ownership among group members. Only the group itself, and not its membership, is deemed to have acquired the beneficial ownership of its members under Rule 13d-5(b).

The Proxy Statement has been revised to delete this statement.  See page 13 of the Proxy Statement.

3.
Advise us, with a view toward revised disclosure, whether or not an indemnification agreement exists between the nominees named in proxy statement and the Vortex parties. Refer to Item 7(b) of Schedule 14A.

We acknowledge the Staff’s comment.  No indemnification agreement exists between the nominees and the Vortex parties.

4.
The disclosure indicates that the Vortex parties are only nominating five director nominees notwithstanding the fact Pan American Goldfields has six director positions open. Affirmatively disclose at the outset of this proposal description that security holders will be disenfranchised from voting with respect to the sixth director position. . In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions open for election, including whether the remaining seats are likely to be vacant or filled by the registrant’s nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76..

The Proxy Statement has been revised to provide this disclosure.  See pages 11 and 18 of the Proxy Statement.

5.
Advise us of the basis upon which the Vortex parties have concluded the nominees for director have been made in full compliance with the advanced notice bylaw of Pan American Goldfields. Depending upon the response to this comment, the proxy statement may need to be revised to indicate that a risk exists that the director nominees will not be introduced at the annual meeting as candidates eligible to be elected to the Board in this year’s election. Discuss any plans to litigate the issue if challenged.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in a Current Report on Form 8-K filed by the Company with the SEC on February 22, 2013, the Company indicated “[I]n accordance with the advance notice requirements contained in our bylaws, for director nominations or other business to be brought before the Annual Meeting by a stockholder, other than Rule 14a−8 proposals described above, written notice must be delivered no later than the close of business on March 19, 2013, to our Corporate Secretary, 570 Granville Street, Unit 1200, Vancouver, B.C. Canada, V6C 3P1.”  (emphasis added)

June 10, 2013

On March 19, 2013, Emilio Alvarez delivered, via messenger, a notice of nomination (the “Notice”) that complied, to his knowledge, in all respects with the advance notice provisions of the Bylaws that were filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on July 6, 2010, the most recent publicly available Bylaws at the time of the nomination.  Accordingly, Vortex concluded that its nominations were made in full compliance with the Company’s advance notice bylaw.  Vortex will consider litigating the issue if challenged.  The Proxy Statement has also been revised to clarify this disclosure.  See page 11 of the Proxy Statement.

On a supplemental basis, we note that the Company includes disclosure throughout its proxy statement that suggests Vortex delivered a timely notice.  Specifically, the Company states “Please note that Vortex Capital Ltd. and its affiliates, including Emilio Alvarez and Bruno LeBarber, and director nominees (together, “Vortex”) provided a notice dated March 19, 2013 to the Company of their intention to nominate their own slate of up to five (5) nominees for election as directors at the Annual Meeting of Stockholders and solicit proxies for use at the Annual Meeting of Stockholders to vote in favor of their own slate.”  (emphasis added)

Further, the Company has not indicated that it considers the Notice to be invalid or that it intends to challenge the validity of the Notice.  If the Company considers the Notice to be invalid or intends to challenge the validity of the Notice, we believe it would be false and misleading and in violation of Rule 14a-9 for the Company to continue soliciting proxies from stockholders without publicly disclosing its intentions.

Bloated Expenses, page 7

6.
The disclosure indicates “The Company had an incredible $3,513,478 in general and administrative expenses…” Revise to indicate, if true, that of the $3.5 million in general and administrative expenses, only $1.08 million is attributable to the issuer under the joint venture agreement with MRT (as distinguished from the actual amount spent by the issuer). It appears, based on the issuer’s Form 10-K, that the $1.08 million attributable to the issuer was the result of actual mining operations conducted by MRT. In addition, the disclosure should be balanced to make clear that the $3.5 million in general and administrative expenses includes non-cash expenses of $696,000 of stock-based compensation. The disclosure should be further qualified by indicating that the actual cash used in the issuer’s operating activities during FY 2013 was only $1.3 million.

The Proxy Statement has been revised to clarify this disclosure.  See page 8 of the Proxy Statement.

Solicitation of Proxies, page 20

7.	Revise to indicate the class of employees expected to be used to solicit proxies. See Item 4(b)(2) of Schedule 14A.

The Proxy Statement has been revised to clarify this disclosure.  See page 21 of the Proxy Statement.

June 10, 2013

8.
The disclosure indicates that proxies will be solicited by mail. In view of the filing date of the preliminary proxy statement, the fact revisions need to be made, and scheduled meeting date of the issuer, advise us, with a view toward revised disclosure, whether mailing the proxy statement will be accomplished in time to receive executed proxies. Explain to us how such mailing will occur.

We acknowledge the Staff’s comment.  In view of the filing date of the preliminary proxy statement, the fact revisions need to be made and the scheduled meeting date.  Vortex does not believe it is possible to timely mail the proxy statement in time to receive executed proxies.  The Proxy Statement has also been revised to clarify this disclosure.  The relevant disclosure has been revised throughout the Proxy Statement and Form of Proxy to reflect this belief.

Other Participant Information, page 20

9.
Revise the discussion regarding that statement that beneficial ownership is imputed by virtue of each of the participants’ agreement to be part of a group. While the group formed by the participants is deemed to have acquired the beneficial ownership of its members by operation of law, beneficial ownership is not transferred between the members of the group absent an express agreement between the individual group members the subject of which results in a grant of voting or investment power or otherwise involves a conveyance of beneficial ownership as described in Rule 13d-3.

The Proxy Statement has been revised to remove this disclosure.  See page 22 of the Proxy Statement.

10.
The associated Schedule 13D filing indicates that 700,000 shares are attributed to Emilio Alvarez as a beneficial owner. These shares do not appear to have been reflected in the table offered to provide the disclosures required by Item 5(b) of Schedule 14A. Please ensure that the disclosures are aligned with respect to this apparent transaction or any others, or advise.

The Proxy Statement has been revised to align this disclosure.  See Schedule I of the Proxy Statement.

Schedule II

11.	A typographical error appears to exist in the first full sentence that renders the meaning of the disclosure incomplete. Please revise.

We acknowledge the Staff’s comment.  The Proxy Statement has been revised to correct this disclosure.  See Schedule II of the Proxy Statement.  On a supplemental basis, we note that Schedule II is reprinted in its entirety from the Company’s proxy statement.

June 10, 2013

12.
It has been brought to our attention that Emilio Novela Berlin, the 18.13% holder identified in the beneficial ownership table, has asked that the issuer direct any correspondence relating to his ownership to you, Mr. Balbir S. Bindra of the Vortex parties. Advise us, with a view toward revised disclosure, whether or not Mr. Berlin should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A. In addition, advise us whether or not Mr. Berlin has become a member of the Vortex group.

We acknowledge the Staff’s comment.  It is our understanding from our client that Mr. Berlin directed the Company to contact Vortex in all communications relating to the Annual Meeting because he was irritated by the Company’s frequent and unsolicited contact regarding the Annual Meeting.  Mr. Berlin told the Company to contact Vortex because Mr. Berlin had previously explained his position regarding the Company to Vortex and felt that Vortex could clearly relay his thoughts on these matters to the Company.  We note that Mr. Berlin’s direction to the Company was unprompted and that any prior communications between the parties were limited in scope to their mutual interests as stockholders of the Company.

Further, we are advised by our client Mr. Berlin is not (i) the member of any committee or group which solicits proxies for the Nominees and he is not acting alone or with one or more other persons, directly or indirectly to take the initiative, or engage, in organizing, directing or arranging for the financing of any such committee or group, (ii) financing or joining with another to finance the solicitation of proxies for the Nominees and is not lending money or furnishing credit or entering into any other arrangement pursuant to any contract or understanding with any other participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company by any participant or other persons or in support of or in opposition to a participant or (iii) soliciting proxies on behalf of the Nominees.  Additionally, we are advised by our client neither Mr. Berlin nor any member of the Vortex group are acting as a partnership, limited partnership, syndicate or other group together for the purpose of acquiring, holding or disposing of the securities of the Company.

Accordingly, based upon the foregoing we do not believe Mr. Berlin should be identified as a participant in the solicitation nor do we believe Mr. Berlin has become a member of the Vortex group as a result of these actions or otherwise.

June 10, 2013

Form of Proxy

13.
The description of the intended use of the discretionary authority available under Rule 14a-4(b) indicates that the proxy holders plan to use such authority to vote “EVERY `EVERY YEAR.’” Please advise us, with a view toward revised disclosure, whether or not this disclosure is correct.

The Form of Proxy has been revised to correct this disclosure.  See the Form of Proxy.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours, /s/ Steve Wolosky Steve Wolosky

cc:           Balbir Bindra

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on May 31, 2013, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: June 10, 2013	VORTEX CAPITAL LTD.

	By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

VORTEX CAPITAL GLOBAL PRECIOUS METALS FUND

By:	Vortex Capital Asset Management Limited, its investment manager

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

VORTEX CAPITAL ASSET MANAGEMENT LIMITED

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

/s/ Emilio Alvarez
EMILIO ALVAREZ, Individually and as Attorney-In-Fact for Bruno Le Barber, Laurent Deydier and William Majcher

/s/ Balbir Bindra
BALBIR BINDRA